Exhibit 3.1

SOCIETAL CDMO, INC.

CERTIFICATE OF DESIGNATIONS

OF SERIES A CONVERTIBLE PREFERRED STOCK

Societal CDMO, Inc., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the “Corporation”), in accordance with the provisions of 1522(b), (c), and (d) of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), does hereby certify:

The board of directors of the Corporation (the “Board of Directors”) in accordance with the Second Amended and Restated Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), and applicable law, adopted the following resolution on December 12, 2022 creating a series of 450,000 shares of Preferred Stock of the Corporation designated as “Series A Convertible Preferred Stock”.

WHEREAS, the Articles of Incorporation provide for a class of the Corporation’s authorized stock known as Preferred Stock, consisting of 10,000,000 shares, $0.01 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, and other special or relative rights of the shares of each series and any qualifications, limitations and restrictions thereof;

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the designations, powers, restrictions and other matters relating to a series of the Preferred Stock, which shall consist of up to 450,000 shares of the Series A Convertible Preferred Stock which the Corporation has the authority to issue;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of the Series A Convertible Preferred Stock and does hereby fix and determine the designations, powers, including voting powers, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, and other special or relative rights and other matters relating to such series of Preferred Stock as follows:

TERMS OF SERIES A CONVERTIBLE PREFERRED STOCK

1. Designation; Amount; Issuance. four hundred and fifty thousand (450,000) shares of the authorized Preferred Stock, $0.01 par value per share, of the Corporation are hereby designated Series A Convertible Preferred Stock (the “Series A Preferred Stock”), with the following designations, powers, including voting powers, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, and other special or relative rights. The “Series A Original Issue Price” shall mean $11.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. Shares of Series A Preferred Stock may only be issued pursuant to the Underwriting Agreement dated as of December 12, 2022, by and between the Corporation and the underwriters named therein, as amended, modified or supplemented from time to time in accordance with its terms.

2. Dividends. Holders of Series A Preferred Stock (each, a “Holder”) shall be entitled to receive, and the Corporation shall pay, dividends or distributions on shares of Series A Preferred Stock equal (on an as-if-converted-to-Common Stock basis without regard to the Share Reservation Limitation (as defined in Section 6.2.2 below) and whether or not there is then a sufficient number of authorized but unissued shares of Common Stock to effect such conversion) to and in the same form as dividends or distributions actually paid on shares of the Common Stock when, as and if such dividends or distributions are paid on shares of the Common Stock. No other dividends or distributions shall be paid on shares of Series A Preferred Stock.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, and in the event of a Deemed Liquidation Event (as defined below), the Holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to shareholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the Holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable assuming all shares of Series A Preferred Stock are converted into Common Stock pursuant to Section 6 (on an as-converted to-Common-Stock basis without regard to the Share Reservation Limitation and whether or not there is then a sufficient number of authorized but unissued shares of Common Stock to effect such conversion) immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the Holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 3.1, the Holders shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

3.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the Holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its shareholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the Holders of shares of Series A Preferred Stock pursuant to Section 3.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the Holders of shares of Common Stock, pro rata based on the number of shares held by each such Holder.

3.3 Deemed Liquidation Events.

3.3.1. Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the Holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a separate class (the “Requisite Holders”), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which:

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 3.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the shareholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Section 3.1 and 3.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 3.3.1(a)(ii) or 3.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the PBCL within ninety (90) days after such Deemed Liquidation Event, then (A) the Corporation shall send a written notice to each Holder of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such Holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of Series A Preferred Stock, and (B) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its shareholders, all to the extent permitted by Pennsylvania law governing distributions to shareholders (the “Available Proceeds”), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the “Redemption Date”), to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount (the “Redemption Price”). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the Corporation shall redeem a pro rata portion (based on the respective amounts that would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares) of each Holder’s shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Pennsylvania law governing distributions to shareholders. Prior to the distribution or redemption provided for in this Section 3.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

3.3.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

4. Non-Voting Stock. The Series A Preferred Stock is non-voting stock and does not entitle the Holder thereof to vote on any matter submitted to the shareholders of the Corporation for their action or consideration, except as provided in Section 5 below or as otherwise provided by the PBCL or the other provisions of the Articles of Incorporation or this Certificate of Designations.

5. Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law, the Articles of Incorporation or this Certificate of Designations) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

5.1.1. amend, alter or repeal any provision of the Articles of Incorporation, this Certificate of Designations or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock;

5.1.2. create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

5.1.3. (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege; or

5.1.4. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, and (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock.

6. Conversion. The Series A Preferred Stock shall be convertible into shares of Common Stock as follows:

6.1 Automatic Conversion; Conversion Rate. Upon receipt of the Authorized Share Approval (as defined in Section 6.2.2 below), each share of Series A Preferred Stock shall automatically convert, without any notice to, or action on the part of, the Holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by multiplying one share of Series A Preferred Stock by the Series A Conversion Rate in effect at the time of conversion (the date of such automatic conversion, the “Conversion Date”). The “Series A Conversion Rate” shall initially be ten (10) shares of Common Stock for each share of Series A Preferred Stock (10:1). The Series A Conversion Rate shall be subject to adjustment as provided in Section 7.2.

6.2 Mechanics of Conversion.

6.2.1. Notice of Conversion. Promptly following the Conversion Date, the Corporation shall provide notice of the automatic conversion to each Holder listed on the Series A Preferred Stock Register (as defined in Section 8 below). Each such notice from the Corporation shall contain the identifying information of the applicable Holder, the Conversion Date, the number of shares of Series A Preferred Stock held by such Holder immediately prior to the Conversion Date, as reflected on the Series A Preferred Stock Register, the then-in-effect Series A Conversion Rate, and the number of Conversion Shares (as defined below) due to the Holder, and shall request from such Holder written instructions for the issuance of the Conversion Shares through the Corporation’s transfer agent. Promptly following receipt of such instructions, but not later than the earlier of (i) two Trading Days (as defined below)and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after the receipt of such instructions, the Corporation shall deliver, or cause to be delivered, to the Holders of Series A Preferred Stock the number of shares of Common Stock to be issued upon the conversion of the Series A Preferred Stock (the “Conversion Shares”). As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market (as defined below) with respect to the Common Stock as in effect on the Conversion Date. As used herein, “Trading Days” means a day on which the principal Trading Market is open for business and “Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

6.2.2. Authorized Share Approval; Reservation of Shares. The Corporation shall use commercially reasonable efforts to obtain and effect the Authorized Share Approval (as defined below). “Authorized Share Approval” means receipt of the shareholder approval required to increase the aggregate number of shares of capital stock and the number of shares of Common Stock the Corporation has authority to issue, and has available for issuance, to include such number of duly authorized but unissued shares of Common Stock as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock then outstanding or available for issuance (assuming the shares of Series A Preferred Stock are convertible in full on an as-converted to-Common-Stock basis without regard to the Share Reservation Limitation and whether or not there is then a sufficient number of authorized but unissued shares of Common Stock to effect such conversion), and the filing of an amendment to the Corporation’s Articles of Incorporation for such increase in authorized shares. From and after the Authorized Share Approval, the Corporation shall, at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Articles of Incorporation. Prior to the Authorized Share Approval, (i) the Corporation shall, at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, the maximum number of its duly authorized but unissued shares of Common Stock as are not subject to reservation for other purposes, and (ii) the number of shares of Common Stock so reserved shall be the maximum number of shares of Common Stock the Corporation shall be obligated to issue upon conversion of Series A Preferred Stock (the “Share Reservation Limitation”).

6.2.3. Effect of Conversion. All shares of Series A Preferred Stock that are automatically converted as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate on the Conversion Date, except only the right of the Holders thereof to receive the Conversion Shares. Any shares of Series A Preferred Stock so converted shall be retired and cancelled as provided in Section 11 of this Certificate of Designations.

6.3 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the Holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Series A Preferred Stock shall be rounded to the nearest whole share.

6.4 Transfer Taxes and Expenses. The issuance of Conversion Shares shall be made without charge to the Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issuance or delivery of such Conversion Shares; provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

7. Certain Adjustments.

7.1 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

7.2 Adjustments

7.2.1. Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the effective date of this Certificate of Designations effect a subdivision of the outstanding Common Stock, the Series A Conversion Rate in effect immediately before that subdivision shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the effective date of this Certificate of Designations combine the outstanding shares of Common Stock, the Series A Conversion Rate in effect immediately before the combination shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

7.2.2. Authorized Share Approval. If Authorized Shareholder Approval has not been obtained by 11:59 p.m. New York City time on June 30, 2023, the Series A Conversion Rate then-in-effect shall be increased by 10% and will increase by an additional 10% per year on June 30 of each year for which the Authorized Share Approval has not yet been obtained; provided, that in no event will the Series A Conversion Rate be increased to a rate which would result in any shares of Common Stock being issued or delivered that would, together with any and all other Conversion Shares issued pursuant hereto, exceed 19.99% of the issued and outstanding shares of Common Stock as of December 12, 2022.

7.3 Notice to the Holder of Adjustment to Series A Conversion Rate. Whenever the Series A Conversion Rate is adjusted, the Corporation shall promptly deliver to the Holders of shares of Series A Preferred Stock a notice setting forth the Series A Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

8. Stock Register. The Corporation shall maintain a register of shares of the Series A Preferred Stock, upon records to be maintained by the Corporation for that purpose (the “Series A Preferred Stock Register”), in the name of the Holders thereof from time to time, including the name, address, electronic mail address and facsimile number of each such Holder. The Corporation may deem and treat the registered Holder of shares of Series A Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. Shares of Series A Preferred Stock may be issued solely in book entry form. The Corporation shall register the transfer of any shares of Series A Preferred Stock in the Series A Preferred Stock Register, upon written notice by the Holder to the Corporation, along with such required documentation as the Corporation may require to properly evidence the transfer.

9. Notices. Any and all notices or other communications or deliveries to by provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, via email or sent by a nationally recognized overnight courier service, addressed to the Corporation, at 1. E. Uwchlan Avenue, Suite 112, Exton, Pennsylvania 19341, Attention: Ryan Lake, Chief Financial Officer, email: ryan.lake@societalcdmo.com, or such other email address or mailing address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder. Any such notice, instruction or communication shall be deemed to have been delivered upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

10. Waiver. Unless otherwise specified herein, any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all Holders of Series A Preferred Stock by the affirmative vote or written consent of the Requisite Holders of at least a majority of the shares of Series A Preferred Stock then outstanding, as a separate class.

11. Status of Converted, Redeemed or Reacquired Series A Preferred Stock. Any shares of Series A Preferred Stock that are converted, redeemed or otherwise reacquired by the Corporation shall be retired and cancelled and may not be reissued as shares of such series, shall no longer be designated as Series A Preferred Stock and shall resume the status of authorized but unissued shares of Preferred Stock, undesignated as to series.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed this 12th day of December 2022.

SOCIETAL CDMO, INC.

By:	/s/ David Enloe, Jr.
Name:	David Enloe, Jr.
Title:	President and Chief Executive Officer